1925 W. Field Court, Suite 300
Lake Forest, IL 60045

August 2, 2012

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Akorn, Inc.:
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
Form 8-K Dated February 28, 2012
Filed March 5, 2012
Form 8-K Dated December 22, 2011
Filed December 30, 2011
File No. 001-32360

Dear Mr. Rosenberg:

I am writing to confirm receipt of your comment letter dated July 20, 2012 regarding the above-referenced documents. As per discussions with your staff, Akorn, Inc. is requesting an extension of time for submission of our response.  We expect to be able to provide our response letter on or before August 20, 2012.

Should you have any questions or concerns, please contact our Chief Financial Officer, Tim Dick, at (847) 279-6150, or by e-mail to tim.dick@akorn.com.

Sincerely,

/s/ Rajat Rai

Rajat Rai
Chief Executive Officer